Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WINDTREE THERAPEUTICS, INC.

(Pursuant to Sections 228 and 242 of the
General Corporation Law of the State of Delaware)

The Corporation was originally incorporated on November 6, 1992, under the name “Ansan, Inc.”  The Corporation changed its name on November 25, 1997, to Discovery Laboratories, Inc.  The Corporation changed its name again on April 15, 2016, to Windtree Therapeutics, Inc.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) and the amendments set forth below shall become effective upon the filing and effectiveness pursuant to the Delaware Corporation Law of this of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

1.            Upon the filing and effectiveness (the "Effective Time”) pursuant to the Delaware Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each twenty (20) share(s) of the Corporation’s common stock ("Share''), par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (l) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split").  No fractional shares will be issued as a result of the Reverse Stock Split.  Instead, Stockholders who otherwise would be entitled to receive a fractional shares of Common Stock as a consequence of the Reverse Stock Split will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our Common Stock on the business day immediately preceding the effective date of the Reverse Stock Split as reported on the OTCQB® by (ii) the number of shares of our Common Stock held by the Stockholder that would otherwise have been exchanged for the fractional share interest.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

2.            The first paragraph of Article FOUR of the Amended and Restated Certificate of Incorporation is amended and restated to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 125,000,000, consisting of 120,000,000 shares of Common Stock, par value $.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”).”

3.            A new Article Nine is added to the Amended and Restated Certificate of Incorporation to read as follows:

“ARTICLE NINE
The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.”

4.            Article Nine of the Amended and Restated Certificate of Incorporation shall be renumbered to Article Ten.

5.            This Certificate of Amendment shall become effective on December 22, 2017 at 12:01 a.m. Eastern Time.

6.            Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as amended, remains in full force and effect.

IN WITNESS WHEREOF, Windtree Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 11th day of December, 2017.

Windtree Therapeutics, Inc.

By:	/s/ Craig E. Fraser
Craig E. Fraser
President and Chief Executive Officer